FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated fourth quarter earnings for fiscal year 2023.

BBVA
Creando Oportunidades

4Q23 & 2023 Earnings Release

BBVA Argentina
March 5, 2024

Buenos Aires, Argentina

4Q23 & 2023 Highlights
BBVA
4Q23 & 2023 Earnings Release

Macroeconomic indicators 12/31/2023
YoY Inflation: 211,4%
QoQ Inflation: 53,3%
A 3500 FX Rate: AR$808,48 (+131% QoQ, +356,4% YoY)
MPR: 100% APR – 171,5% APY

NET INCOME (AR$ billion, INFLATION ADJUSTED)

+221%
-9%
53,2
15,2
48,6
180,4
164,9
4Q22
3Q23
4Q23
2022
2023

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

+86%
+86%
192,1
256,5
477,9
641,0
1.194,9
4Q22
3Q23
4Q23
2022
2023

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

-35 pbs
-27 pbs
3,6%
0,9%
3,2%
3,0%
2,7%
4Q22
3Q23
4Q23
2022
2023

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

-415 pbs
-452 pbs
19,4%
5,1%
15,3%
17,5%
13,0%
4Q22
3Q23
4Q23
2022
2023

4Q23 Highlights

15.153
81.476
9.599
135.246
5.367
- 8.865
- 1.340
30
- 122.391
- 65.658
48.617
3Q23 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
4Q23 Net Income

1 Income led by income from **financial margin**, thanks to a greater position in dollarized securities and better **interest income**

NET INTEREST INCOME
495.7 bn — **+19.7%** QoQ, **+50.1%** YoY

FINANCIAL MARGIN
157.3 bn — **+613%** QoQ, **+956%** YoY

2 **Loan loss allowances** affected by FX devaluation of loans in foreign currency

LOAN LOSS ALLOWANCES
20.7 bn — **+74.9%** QoQ, **-9.6%** YoY

3 **Efficiency ratio** improves in spite of high inflation in the quarter of 53.3%

OPERATING EXPENSES
211.6 bn — **+9.7%** QoQ, **+31.6%** YoY

EFFICIENCY RATIO* (%)
46.4% in 4Q23 — -3.602 bps QoQ, -665 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
*Quarterly efficiency ratio

4Q23 & 2023 Highlights

BBVA

4Q23 & 2023 Earnings Release

Macroeconomic indicators 12/31/2023
YoY Inflation: 211,4%
QoQ Inflation: 53,3%
A 3500 FX Rate: AR$808,48 (+131% QoQ, +356,4% YoY)
MPR: 100% APR – 171,5% APY

EFFICIENCY*(ratio %, expenses and income AR$ billion, INFLATION ADJUSTED)*

63,9%
62,4%
63,8%
58,6%
56,6%
4Q22
1Q23
2Q23
3Q23
4Q23
Quarterly income
Quarterly expenses
Acc. Efficiency ratio

*For its definition please refer to the glossary at the end of this document.

NET FEE INCOME (AR$ billion, INFLATION ADJUSTED)

+37%
-5%
61,6
31,7
29,9
59,6
26,0
33,6
70,7
35,6
35,2
253,7
145,6
108,2
254,8
139,0
115,8
4Q22
3Q23
4Q23
2022
2023
Fee Income
Fee expenses
Net Fee Income

2023 Highlights

180.411
571.896
-6.605
144.054
1.348
-15.720
-141.021
2.610
-447.161
- 124.873
164.939
2022 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2023 Net Income

1 Income led by **interest income**, through higher monetary policy **rate and position in public securities** and higher loan rates

NET INTEREST INCOME

1.6 tn **+54.1%** YoY

FINANCIAL MARGIN

226.71 bn **+174.3%** YoY

2 **Loan loss allowances** explained by FX devaluation on loan portfolios in foreign currency

LOAN LOSS ALLOWANCES

76.4 bn **+25.9%** YoY

3 **Efficiency ratio** improving in spite of **high inflation** in the year of 211.4%

OPERATING EXPENSES

790.5 bn **+21.7%** YoY

EFFICIENCY RATIO* (%)

56.8% in 4Q23

-522 bps QoQ
-536 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
*Accumulated efficiency ratio

4Q23 & 2023 Highlights

Macroeconomic indicators 12/31/2023
YoY Inflation: 211,4%
QoQ Inflation: 53,3%
A 3500 FX Rate: AR$808,48 (+131% QoQ. +356,4% YoY)
MPR: 100% APR – 171,5% APY

BBVA

4Q23 & 2023 Earnings Release

Private sector loans
(AR$ billion, INFLATION ADJUSTED)

Commercial segment gaining momentum

-12%
-5%
2.284
2.125
2.004
56%
44%
48%
52%
51%
49%
4Q22
3Q23
4Q23
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

9.10%	9.35%	9.85%

*Based on daily information from BCRA. Capital balance as of last day of every quarter.
Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits
(AR$ billion, INFLATION ADJUSTED)

Time deposits losing participation

-11%
-7%
4.060
3.942
3.603
10%
32%
19%
38%
7%
30%
1%
30%
33%
5%
21%
1%
25%
48%
74%
LOW COST FUNDING
4Q22
3Q23
4Q23
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

6.64%	7.13%	6.79%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

77%	77%	91%

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

Financial System NPL*
3.55%
1,46%
1,13%
0,49%
2,08%
1,42%
0,34%
2,00%
1,29%
0,32%
4Q22
3Q23
4Q23
Retail NPL
Total NPL
Commercial NPL

4,09%
242,23%
186,27%
2,14%
3,95%
165,30%
4Q22
3Q23
4Q23
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Strong organic generation of capital

26,1%
27,1%
32,8%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
4Q22
3Q23
4Q23
Minimum requirement
Additional buffer
Capital ratio

** RPC includes 100% of quarterly results*

Public sector exposure under control in a context of low credit activity

10,1%
16,8%
12,7%
17,7%
15,9%
22,4%
4Q22
3Q23
4Q23
BBVA
Financial System*

Source: "Informe sobre bancos", BCRA, as of December 2023, last available information. Excludes BCRA exposure.

4Q23 & 2023 Highlights

BBVA

4Q23 & 2023 Earnings Release

Macroeconomic indicators 12/31/2023
YoY Inflation: 211,4%
QoQ Inflation: 53,3%
A 3500 FX Rate: AR$808,48 (+131% QoQ, +356,4% YoY)
MPR: 100% APR – 171,5% APY

Transformation

DIGITAL ACTIVE CLIENTS (MILLIONS)

+10%
2,28
2,47
2,52
4Q22
3Q23
4Q23

MOBILE ACTIVE CLIENTS (MILLIONS)

+14%
2,05
2,26
2,33
4Q22
3Q23
4Q23

DIGITAL CLIENT PENETRATION %

62%
62%
4Q22
4Q23

MOBILE CLIENT PENETRATION %

55%
57%
4Q22
4Q23

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

92,4%
92,8%
93,2%
62,4%
69,2%
69,8%
4Q22
3Q23
4Q23
Digital Sales PRV (% Sales)
Digital Sales (% Units)

***Remote** channels with **more participation** than **physical** ones*

REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 4Q23

+26%
Web
+138%
Mobile

ACTIVE CLIENTS

IN THOUSANDS

+10%
3.694
0,83
109
3.584
4.041
0,85
119
3.921
4.068
0,85
133
3.934
4T22
3T23
4T23
Minorista
MIPyME
CIB

NEW CLIENT ACQUISITION*

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

+5% new acquired clients vs. 2022
147
157
136
72%
76%
75%
DIGITAL ACQUISITION
+300bps
4Q22 vs. 4Q23
4Q22
3Q23
4Q23

Digital sales: % of sales done through digital channels and ATM over total sales.

PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.
Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.

Banco BBVA Argentina S.A. announces Fourth Quarter and Fiscal Year 2023 results

Buenos Aires, March 5, 2024 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q23), ended on December 31, 2023.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2022 and 2023 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2023.

4Q23 & 2023 Highlights

•	BBVA Argentina’s inflation adjusted net income in 4Q23 was $48.6 billion, 220.8% higher than the $15.2 billion reported on the third quarter of 2023 (3Q23), and 8.7% lower than the $53.2 billion reported on the fourth quarter of 2022 (4Q22). BBVA Argentina’s inflation adjusted net income for the twelve months of 2023 totaled $164.9 billion, 8.6% lower than the $180.4 billion reported in the twelve months of 2022.
•	In 4Q23, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 3.2% and an inflation adjusted average return on equity (ROAE) of 15.3%. In 2023, BBVA Argentina posted an inflation adjusted ROAA of 2.7% and an inflation adjusted ROAE of 13.0%.
•	Operating income in 4Q23 was $477.9 billion, 86.4% higher than the $256.5 billion recorded in 3Q23 and 148.8% over the $192.1 billion recorded in 4Q22. In 2023, the accumulated operating income was $1.19 trillion, 86.4% above the $641.0 billion recorded in the same period of 2022.
•	In terms of activity, total consolidated financing to the private sector in 4Q23 totaled $2.0 trillion, falling 5.7% in real terms compared to 3Q23, and contracting 12.3% compared to 4Q22. In the quarter, the variation was mainly driven by a decline in credit cards by 7.6%, in consumer loans by 21.5% and in other loans by 15.4%. This was offset by an increase in prefinancing and financing of exports by 54.7%. BBVA’s consolidated market share of private sector loans reached 9.85% as of 4Q23.
•	Total consolidated deposits in 4Q23 totaled $3.6 trillion, decreasing 8.5% in real terms during the quarter, and 11.0% YoY. Quarterly decrease was mainly explained by a fall in time deposits and investment accounts, by 40.9% and 37.1% respectively. The Bank’s consolidated market share of private deposits reached 6.79% as of 4Q23.
•	As of 4Q23, the non-performing loan ratio (NPL) reached 1.29%, with a 165.30% coverage ratio.
•	The accumulated efficiency ratio in 4Q23 was 58.6%, improving compared to 3Q23’s 63.8%, and to 4Q22’s 63.9%.
•	As of 4Q23, BBVA Argentina reached a regulatory capital ratio of 32.8%, entailing a $944.4 billion or 280.5% excess over minimum regulatory requirement. Tier I ratio was 32.8%.
•	Total liquid assets represented 91.2% of the Bank’s total deposits as of 4Q23.

1

Message from the CFO

“2023 ends with a new elect governing party, which has announced an adjustment plan to start correcting the strong macroeconomic distortions, which, among other measures, includes a significant reduction of fiscal deficit and a depreciation of the local currency to ease FX restrictions. In a context where uncertainty remains high, BBVA Research estimates an annual inflation near 175% by the end of 2024 (versus 211% at the end of 2023) and expects GDP to fall 4.0% this year (versus an estimated 1.6%1 fall in 2023). It is expected that the most intense recession and inflationary acceleration should happen in the first semester, while expectations improve for the second part of the year. In spite of its impact in the short term, and high associated risks, these adjustments could state the basis for a sustained reduction in inflation and a recovery in a potential growth for the economy from the second half of 2024 onwards.

As of December 2023, private credit in pesos for the system grew 133% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 156%2. Neither the System, nor Bank’s YoY loan growth exceeded that of inflation (which reached 211.4% YoY as of December 2023). Nonetheless, consolidated market share increased 75 bps from 9.10% to 9.85% YoY. Regarding consolidated private deposits, the system grew 171% while the Bank grew 177%, without beating inflation in the year in both cases. Consolidated market share of deposits for BBVA Argentina was 6.79%, higher than the 6.64% recorded the prior year.

Referring to BBVA Argentina performance in 2023, a better operating income was the product of an improvement in interest income, due to an increase in the position and yield of Central Bank instruments and inflation linked bonds an improvement on income from loans and the results generated by dollarized assets towards year end. At the same time, the accumulated efficiency ratio decreased from 63.9% to 58.6% in 2023, mainly thanks to an improvement in income from interests in contrast with expenses, even in the inflationary context previously mentioned.

As of December 2023, BBVA Argentina reached an NPL ratio of 1.29%, way below the last available system NPL (December 2023) of 3.55%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 91.2% and 32.8% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

On digitalization, our service offering has evolved in such way that by the end of December 2023, mobile monetary transactions increased 138% compared to the same period a year back. In the year, new client acquisition through digital channels over traditional ones was 75%, while in 2022 it was 72%.

Concerning the benefits BBVA Argentina offers its clients, on January 31, 2024, the Bank has inaugurated its new VIP area in the Ezeiza airport in Buenos Aires. The new space is open to all clients owning a Premium World or Visa Signature and Mastercard Black credit cards issued by BBVA in the country. This initiative is in line to the Puntos BBVA loyalty program, pretending to be the “bank for travelling”. It is noticeable that in December 2023, Argentina added 370.000 new clients, reaching 4.1 million total active customers, which represents a 10% increase compared to December 2022.

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

4Q23 Conference Call

Wednesday, March 6 - 12:00 p.m. Buenos Aires time (10:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Código de la conferencia: BBVA

Webcast & Replay: click here

1 Source: Estimador Mensual de Actividad Económica (EMAE) December 2023

2 Source: BCRA capital balances as of the last day of each period. Siscen information as of December 31, 2023.

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the following exceptions:

a) The exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

b) In March 2022, the shares corresponding to the remaining participation in Prisma Medios de Pago S.A. (“Prisma”) were transferred, which were measured at fair value pursuant to April 29, 2019, and March 22, 2021 Memorandums received from the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had IFRS rules been applied to determine the fair value mentioned, results for the quarter ended on December 31, 2022 would have been modified. Nonetheless, this does not generate differences regarding the value of equity as of December 31, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Net Interest Income	495,717	414,241	330,315	19.7%	50.1%
Net Fee Income	35,597	25,998	31,659	36.9%	12.4%
Net income from measurement of financial instruments at fair value through P&L	(69,688)	12,527	15,564	n.m	n.m
Net income from write-down of assets at amortized cost and at fair value through OCI	29,523	6,236	(1,817)	373.4%	n.m
Foreign exchange and gold gains	197,454	3,280	1,147	n.m	n.m
Other operating income	21,698	16,331	17,051	32.9%	27.3%
Loan loss allowances	(20,696)	(11,831)	(22,882)	(74.9%)	9.6%
Net operating income	689,605	466,782	371,037	47.7%	85.9%
Personnel benefits	(66,717)	(65,020)	(57,075)	(2.6%)	(16.9%)
Adminsitrative expenses	(51,159)	(72,574)	(54,200)	29.5%	5.6%
Depreciation and amortization	(7,545)	(6,700)	(10,432)	(12.6%)	27.7%
Other operating expenses	(86,241)	(66,028)	(57,230)	(30.6%)	(50.7%)
Operarting expenses	(211,662)	(210,322)	(178,937)	(0.6%)	(18.3%)
Operating income	477,943	256,460	192,100	86.4%	148.8%
Income from associates	57	27	371	111.1%	(84.6%)
Income from net monetary position	(355,500)	(233,109)	(113,786)	(52.5%)	(212.4%)
Net income before income tax	122,500	23,378	78,685	424.0%	55.7%
Income tax	(73,883)	(8,225)	(25,436)	n.m	(190.5%)
Net income for the period	48,617	15,153	53,249	220.8%	(8.7%)
Owners of the parent	49,214	14,763	53,989	233.4%	(8.8%)
Non-controlling interests	(597)	390	(740)	(253.1%)	19.3%

Other comprehensive Income (OCI) (1)	203,403	(14,934)	(16,821)	n.m	n.m
Total comprehensive income	252,020	219	36,428	n.m	n.m

(1) Net of Income Tax.

BBVA Argentina 4Q23 net income was $48.6 billion, increasing 220.8% or $33.5 billion quarter-over-quarter (QoQ) and falling 8.7% or $13.1 billion year-over-year (YoY). This implied a quarterly ROAE of 15.3% and a quarterly ROAA of 3.2%.

Quarterly operating results are mainly explained by (i) better foreign exchange and gold gains, specially due to a greater position in Dual National Treasury bonds, (ii) better net interest income results, (iii) better net income from write-down of assets at amortized cost and at Fair Value (FV) through Other Comprehensive Income (OCI) mainly due to the sale of inflation linked bonds (through the exercise of put options with the BCRA), and (iv) lower administrative expenses. These effects were negatively affected by (i) a lower net income from measurement of financial instruments at FV through P&L, explained by the valuation of the greater position in Dual bonds, and (ii) greater operating expenses.

In 3Q23, there is a positive effect in the income tax line, considering the final judgments dictated by the Supreme Court of Justice concerning fiscal years 2014 and 2013, rejecting the extraordinary appeal and the claim presented by the tax authorities, and affirming the prior favorable final judgments.

4

Net Income for the period was highly impacted by income from net monetary position, as inflation on 3Q23 was lower than 4Q23’s (53.3% in 4Q23 compared to 34.8%3 in 3Q23).

Lastly, the OCI line totaled a gain of $203.4 billion, mainly due to results of financial instruments at fair value through OCI, particularly through the revaluation of inflation-linked (CER) National Treasury bond portfolio.

Income Statement – 12 month accumulated

INCOME STATEMENT - 12 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2023	2022	∆ %
Interest income	3,183,947	1,959,831	62.5%
Interest expense	(1,555,015)	(902,795)	(72.2%)
Net interest income	1,628,932	1,057,036	54.1%
Fee income	254,797	253,732	0.4%
Fee expenses	(115,842)	(108,172)	(7.1%)
Net fee income	138,955	145,560	(4.5%)
Net income from financial instruments at fair value through P&L	(23,988)	56,604	(142.4%)
Net loss from write-down of assets at amortized cost and fair value through OCI	40,591	903	n.m
Foreign exchange and gold gains	210,110	25,152	n.m
Other operating income	67,248	65,900	2.0%
Loan loss allowances	(76,383)	(60,663)	(25.9%)
Net operating income	1,985,465	1,290,492	53.9%
Personnel benefits	(248,101)	(211,686)	(17.2%)
Administrative expenses	(249,465)	(212,198)	(17.6%)
Depreciation and amortization	(28,677)	(34,171)	16.1%
Other operating expenses	(264,304)	(191,471)	(38.0%)
Operating expenses	(790,547)	(649,526)	(21.7%)
Operating income	1,194,918	640,966	86.4%
Income from associates and joint ventures	1,157	(1,453)	179.6%
Income from net monetary position	(894,048)	(446,887)	(100.1%)
Income before income tax	302,027	192,626	56.8%
Income tax	(137,088)	(12,215)	n.m
Income for the period	164,939	180,411	(8.6%)
Owners of the parent	164,542	183,153	(10.2%)
Non-controlling interests	397	(2,742)	114.5%

Other comprehensive Income (OCI) (1)	197,622	(27,578)	n.m
Total comprehensive income	362,561	152,833	137.2%
(1) Net of Income Tax.

During 2023, BBVA Argentina net income was $164.9 billion, 8.6% lower than the $180.4 billion reported in 2022. This implied an accumulated annualized ROAE of 13.0% and a ROAA of 2.7% in 2023, compared to an accumulated annualized ROAE of 17.5% and a ROAA of 3.0% in 2022.

The 86.4% increment in real terms of the Bank’s operating income is mainly explained by (i) an increase in interest income, mostly due to an increase in the position and yield of Central Bank instruments and CER bonds, as well as interests from loans. What also stands out is (ii) the increase in the foreign exchange and gold gains line due to a higher position in dollarized assets and (iii) net income from write-down of assets at FV through OCI, mainly due to the sale of corporate bonds in 3Q23 and the exercise of a put option on inflation linked bonds in 4Q23.

3 Source: Instituto Nacional de Estadística y Censos (INDEC).

5

These effects were negatively offset by (i) lower income from financial instruments at FV through P&L due to the valuation of Dual bonds in 4Q23, (ii) other operating expenses, mainly affected by the increase in the turnover tax from a greater income from LELIQ, and (iii) greater administrative expenses, mainly due to expenses related to software and licenses hired through the controlling company abroad. Administrative expenses increased 17.6% YoY, explained by the increase in the provision of these expenses, in line with the expectations of devaluation of the FX rate, which decreased at year end and impacted positively in 4Q23.

In the year, net fee income decreased 4.5%, as a consequence of a 0.4% increase in fee income and a 7.1% in fee expenses. This is mainly explained by greater expenses in foreign currency and payroll marketing campaigns, together with a fall in fees related to bundle fees and the Puntos BBVA loyalty program. As of December 2023, BBVA Argentina gained more than 370.000 clients, reaching 4.1 million total active clients, which represents a 10% increase compared to December 2022.

Another factor to consider is the income tax line, which represented only a $12.2 million loss, explained by the implications of fiscal inflation adjustments in the determination of payable taxes and tax deferrals, recorded during the second quarter of 2022.

Additionally, net income is affected by income from net monetary position in a context of higher inflation (211.4% 2023 twelve month accumulated, versus 94.8% accumulated in the same period of 20224).

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	49,214	14,763	53,989	233.4%	(8.8%)
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	1,775.3	1,024.4	455.2	73.3%	290.0%
Closing price of ADS at NYSE (in USD)	5.4	4.2	3.9	31.1%	39.5%
Book value per share (in AR$)	1,424.14	1,172.05	1,139.38	21.5%	25.0%
Price-to-book ratio (BYMA price) (%)	1.25	0.87	0.40	42.6%	212.0%
Earnings per share (in AR$)	80.32	24.09	88.12	233.4%	(8.8%)
Earnings per ADS(2) (in AR$)	240.97	72.28	264.35	233.4%	(8.8%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

4 Source: Instituto Nacional de Estadística y Censos (INDEC).

6

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Net Interest Income	495,717	414,241	330,315	19.7%	50.1%
Interest Income	879,638	899,637	628,160	(2.2%)	40.0%
From government securities	212,005	352,460	266,722	(39.8%)	(20.5%)
From private securities	931	1,047	514	(11.1%)	81.1%
Interest from loans and other financing	335,586	308,643	221,628	8.7%	51.4%
Financial Sector	2,671	1,094	1,553	144.1%	72.0%
Overdrafts	42,619	47,328	31,679	(9.9%)	34.5%
Discounted Instruments	121,291	94,895	43,977	27.8%	175.8%
Mortgage loans	1,088	1,336	2,144	(18.6%)	(49.3%)
Pledge loans	9,224	9,678	8,711	(4.7%)	5.9%
Consumer Loans	33,886	32,454	27,889	4.4%	21.5%
Credit Cards	75,317	69,854	62,009	7.8%	21.5%
Financial leases	2,486	2,545	2,022	(2.3%)	22.9%
Loans for the prefinancing and financing of exports	1,081	527	441	105.1%	145.1%
Other loans	45,923	48,932	41,203	(6.1%)	11.5%
Premiums on reverse REPO transactions	160,569	117,429	33,942	36.7%	373.1%
CER/UVA clause adjustment	169,863	119,511	104,961	42.1%	61.8%
Other interest income	684	547	393	25.0%	74.0%
Interest expenses	383,921	485,396	297,845	(20.9%)	28.9%
Deposits	365,856	469,301	269,513	(22.0%)	35.7%
Checking accounts	90,186	125,370	30,101	(28.1%)	199.6%
Savings accounts	2,482	1,621	1,540	53.1%	61.2%
Time deposits	222,012	280,881	172,423	(21.0%)	28.8%
Investment accounts	51,176	61,429	65,449	(16.7%)	(21.8%)
Other liabilities from financial transactions	3,612	287	556	n.m	n.m
Interfinancial loans received	6,373	7,245	7,592	(12.0%)	(16.1%)
Premiums on REPO transactions	2	23	13	(91.3%)	(84.6%)
CER/UVA clause adjustment	8,077	8,535	20,161	(5.4%)	(59.9%)
Other interest expense	1	5	10	(80.0%)	(90.0%)

Net interest income for 4Q23 was $495.7 billion, increasing 19.7% or $81.5 billion QoQ, and 50.1% or $165.4 billion YoY. In 4Q23, interest income, in monetary terms, decreased more than interest expense, mainly due to lower income from government securities.

In 4Q23, interest income totaled $879.6 billion, falling 2.2% compared to 3Q23 and increasing 40.0% compared to 4Q22. Quarterly decrease is mainly driven by a fall in income from government securities, especially LELIQ, which issuance was terminated by the Central Bank in December, reducing its volume on year end. This was partially offset by (i) a better income from REPO premiums (which turned into the main liquidity instrument and the new monetary policy rate), and (ii) income from inflation linked bonds and loans.

Income from government securities decreased 39.8% compared to 3Q23, and 20.5% compared to 4Q22. This is partially due to the lower average position in LELIQ, as previously explained. 94% of these results are explained by government securities at fair value through OCI (of which 72% are BCRA securities) and 5% by securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

7

Interest income from loans and other financing totaled $335.6 billion, increasing 8.7% QoQ and 51.4% YoY. Quarterly growth is mainly due to an increase in rates (October 2023), especially through the discounted instruments line by 27.8%, due to a reduction in productive investment credit lines for SMEs together with the rate increase as mentioned before.

Income from CER/UVA adjustments increased 42.1% QoQ and 61.8% YoY. Quarterly increase is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, with a quarterly inflation above the previous quarter. 80% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $383.9 billion, denoting a 20.9% decrease QoQ and a 28.9% increase YoY. Quarterly decline is described by lower time deposit and checking accounts expenses (in particular interest-bearing checking accounts).

Interests from time deposits (including investment accounts) explain 71.2% of interest expenses, versus 70.5% the previous quarter. These decreased 21.0% QoQ and increased 28.8% YoY.

NIM

As of 4Q23, net interest margin (NIM) was 50.0%, above the 36.0% reported in 3Q23. In 4Q23, NIM in pesos was 55.1% and 1.5% in U.S. dollars. In 2023, NIM was 37.3% compared to 24.5% in 2022.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q23			3Q23			4Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	3,932,650	879,638	88.7%	4,570,330	899,637	78.1%	4,325,825	628,375	57.6%
Debt securities	1,857,544	508,737	108.7%	2,368,790	564,370	94.5%	2,132,501	380,669	70.8%
Loans to customers/financial institutions	1,941,715	370,895	75.8%	2,106,397	335,259	63.1%	2,093,643	247,700	46.9%
Loans to the BCRA	206	4	7.7%	162	5	11.2%	3	3	396.7%
Other assets	133,185	2	0.0%	94,981	3	0.0%	99,678	3	0.0%
Total non interest-earning assets	1,337,837	-	0.0%	1,370,630	-	0.0%	1,392,310	(215)	-0.1%
Total Assets	5,270,487	879,638	66.2%	5,940,960	899,637	60.1%	5,718,135	628,160	43.6%
Total interest-bearing liabilities	2,388,880	383,921	63.8%	3,104,553	485,396	62.0%	2,903,951	297,845	40.7%
Savings accounts	939,561	2,482	1.0%	1,000,061	1,620	0.6%	1,047,323	1,541	0.6%
Time deposits and investment accounts	1,011,813	281,266	110.3%	1,483,857	350,842	93.8%	1,558,355	258,031	65.7%
Debt securities issued	10,559	3,400	127.8%	-	6	-	389	283	288.8%
Other liabilities	426,947	96,773	89.9%	620,636	132,927	85.0%	297,883	37,989	50.6%
Total non-interest-bearing liabilities	2,881,607	-	0.0%	2,836,407	-	0.0%	2,814,184	-	0.0%
Total liabilities and equity	5,270,487	383,921	28.9%	5,940,960	485,396	32.4%	5,718,135	297,845	20.7%

NIM - Total			50.0%			36.0%			30.3%
Spread - Total			25.0%			16.1%			16.9%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

8

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q23			3Q23			4Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	3,558,917	878,044	97.9%	4,366,349	898,426	81.6%	4,150,384	627,455	60.0%
Debt securities	1,623,265	508,665	124.3%	2,306,668	564,186	97.0%	2,098,386	380,587	72.0%
Loans to customers/financial institutions	1,806,969	369,375	81.1%	1,964,920	334,235	67.5%	1,975,657	246,865	49.6%
Loans to the BCRA	205	4	7.7%	161	5	11.3%	3	3	396.7%
Other assets	128,478	-	0.0%	94,599	-	0.0%	76,338	-	0.0%
Total non interest-earning assets	684,120	-	0.0%	646,707	-	0.0%	685,131	-	0.0%
Total Assets	4,243,037	878,044	82.1%	5,013,056	898,426	71.1%	4,835,515	627,455	51.5%
Total interest-bearing liabilities	1,855,948	383,736	82.0%	2,515,449	485,179	76.5%	2,327,538	297,746	50.8%
Savings accounts	482,535	2,473	2.0%	500,986	1,611	1.3%	549,852	1,532	1.1%
Time deposits and Investment accounts	938,784	281,234	118.9%	1,401,864	350,809	99.3%	1,482,970	257,995	69.0%
Debt securities issued	10,559	3,400	127.8%	-	6	-	389	283	288.8%
Other liabilities	424,070	96,629	90.4%	612,599	132,753	86.0%	294,327	37,936	51.1%
Total non-interest-bearing liabilities	2,555,028	-	0.0%	2,552,154	-	0.0%	2,528,216	-	0.0%
Total liabilities and equity	4,410,976	383,736	34.5%	5,067,604	485,179	38.0%	4,855,754	297,746	24.3%

NIM - AR$			55.1%			37.5%			31.5%
Spread - AR$			15.9%			5.1%			9.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q23			3Q23			4Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	373,733	1,594	1.7%	203,981	1,213	2.4%	175,441	922	2.1%
Debt securities	234,279	72	0.1%	62,122	185	1.2%	34,115	84	1.0%
Loans to customers/financial institutions	134,746	1,520	4.5%	141,476	1,024	2.9%	117,986	835	2.8%
Loans to the BCRA	1	-	0.0%	2	-	0.0%	-	-	#DIV/0!
Other assets	4,707	2	0.2%	382	3	3.2%	23,340	3	0.1%
Total non interest-earning assets	653,717	-	0.0%	723,923	-	0.0%	707,179	(215)	-0.1%
Total Assets	1,027,450	1,594	0.6%	927,905	1,213	0.5%	882,619	707	0.3%
Total interest-bearing liabilities	532,932	185	0.1%	589,104	219	0.1%	576,412	100	0.1%
Savings accounts	457,026	9	0.0%	499,075	9	0.0%	497,471	9	0.0%
Time deposits and Investment accounts	73,029	32	0.2%	81,993	35	0.2%	75,386	37	0.2%
Other liabilities	2,877	144	19.9%	8,037	175	8.6%	3,556	53	5.9%
Total non-interest-bearing liabilities	326,579	-	0.0%	284,253	-	0.0%	285,969	-	0.0%
Total liabilities and equity	859,511	185	0.1%	873,357	219	0.1%	862,381	100	0.0%

NIM - Foreign currency			1.5%			1.9%			1.9%
Spread - Foreign currency			1.6%			2.2%			2.0%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

9

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2023			2022
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	4,366,733	3,183,947	72.9%	4,322,739	1,959,831	45.3%
Debt securities	2,212,912	1,919,153	86.7%	2,131,856	1,155,636	54.2%
Loans to customers/financial institutions	2,060,273	1,264,739	61.4%	2,115,672	804,157	38.0%
Loans to the BCRA	95	44	46.3%	6	28	450.0%
Other assets	93,453	11	0.0%	75,205	9	0.0%
Total non interest-earning assets	1,406,947	-	0.0%	1,536,186	-	0.0%
Total Assets	5,773,680	3,183,947	55.1%	5,858,925	1,959,831	33.5%
Total interest-bearing liabilities	2,890,120	1,555,015	53.8%	3,020,545	902,795	29.9%
Savings accounts	1,023,768	7,157	0.7%	1,130,718	4,998	0.4%
Time deposits and investment accounts	1,420,930	1,206,357	84.9%	1,483,088	744,992	50.2%
Debt securities issued	2,668	3,588	134.5%	975	1,314	134.8%
Other liabilities	442,754	337,913	76.3%	405,764	151,490	37.3%
Total non-interest-bearing liabilities	2,883,560	-	0.0%	2,838,381	-	0.0%
Total liabilities and equity	5,773,680	1,555,015	26.9%	5,858,925	902,795	15.4%

NIM - Total			37.3%			24.5%
Spread - Total			19.1%			15.4%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Net Fee Income	35,597	25,998	31,659	36.9%	12.4%
Fee Income	70,749	59,564	61,584	18.8%	14.9%
Linked to liabilities	17,813	21,164	26,176	(15.8%)	(31.9%)
From credit cards (1)	37,090	26,076	23,935	42.2%	55.0%
Linked to loans	7,806	5,502	5,516	41.9%	41.5%
From insurance	2,229	2,469	2,656	(9.7%)	(16.1%)
From foreign trade and foreign currency transactions	2,762	2,558	2,530	8.0%	9.2%
Other fee income	2,919	1,691	771	72.6%	278.6%
Linked to loan commitments	130	104	-	25.0%	N/A
From guarantees granted	33	29	3	13.8%	n.m
Linked to securities	2,886	1,662	768	73.6%	275.8%
Fee expenses	35,152	33,566	29,925	4.7%	17.5%
(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 4Q23 totaled $35.6 billion, increasing 36.9% or $9.6 billion QoQ and 12.4% or $3.9 billion YoY.

In 4Q23, fee income totaled $70.7 billion, increasing 18.8% QoQ and 14.9% YoY. The quarterly increase is mainly explained by a 41.9% growth in fees from credit cards, due to a lower expense related to Puntos BBVA loyalty program, and higher activity combined with an increase in prices.

Regarding fee expenses, these totaled $35.2 billion, increasing 4.7% QoQ and 17.5% YoY. Greater expenses are explained by fees paid in foreign exchange transactions related to royalties affected by the devaluation of the local currency, payroll marketing campaigns.

10

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Net Income from financial instruments at FV through P&L	(69,688)	12,527	15,564	n.m	n.m
Income from government securities	(90,196)	8,084	15,281	n.m	n.m
Income from private securities	848	578	1,762	46.7%	(51.9%)
Interest rate swaps	(3)	(109)	(49)	97.2%	93.9%
Income from foreign currency forward transactions	19,574	2,967	(1,359)	n.m	n.m
Income from put option long position	(278)	-	(72)	N/A	(286.1%)
Income from corporate bonds	367	1,007	1	(63.6%)	n.m

In 4Q23, net income from financial instruments at fair value (FV) through P&L was a loss of $69.7 billion, decreasing 656.3% or $82.2 billion QoQ and 547.8% or $85.3 billion YoY.

Quarterly results are mainly explained by a decrease in the income from government securities line item, due to the valuation of National Treasury’s Dual bonds at fair value through P&L.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	197,454	3,280	1,147	n.m	n.m
From foreign exchange position	186,654	(6,789)	(6,187)	n.m	n.m
Income from purchase-sale of foreign currency	10,800	10,069	7,334	7.3%	47.3%
Net income from financial instruments at FV through P&L (2)	19,574	2,967	(1,359)	n.m	n.m
Income from foreign currency forward transactions	19,574	2,967	(1,359)	n.m	n.m
Total differences in quoted prices of gold & foreign currency (1) + (2)	217,028	6,247	(212)	n.m	n.m

In 4Q23, the total differences in quoted prices of gold and foreign currency showed profit for $217.0 billion, increasing 3,374.1% or $210.8 billion compared to 3Q23.

The quarterly increase in foreign exchange and gold gains is mainly explained by a higher result from income from foreign exchange position, mainly due to Dual bonds, and also from income from foreign currency forward transactions.

11

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Operating Income	21,698	16,331	17,051	32.9%	27.3%
Rental of safe deposit boxes (1)	2,042	2,119	2,075	(3.6%)	(1.6%)
Adjustments and interest on miscellaneous receivables (1)	9,228	7,124	6,151	29.5%	50.0%
Punitive interest (1)	685	680	473	0.7%	44.8%
Loans recovered	2,296	1,754	4,027	30.9%	(43.0%)
Fee income from credit and debit cards (1)	1,184	1,183	731	0.1%	62.0%
Fee expenses recovery	619	599	648	3.3%	(4.5%)
Rents	541	639	615	(15.3%)	(12.0%)
Sindicated transaction fees	222	256	160	(13.3%)	38.8%
Disaffected provisions	532	231	563	130.3%	(5.5%)
Other Operating Income(2)	4,349	1,746	1,608	149.1%	170.5%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 4Q23 other operating income totaled $21.7 billion, growing 32.9% or $5.4 billion QoQ, and 27.3% or $4.6 billion YoY. Quarterly increase is partially explained by a 29.5% growth in the Adjustments and interest on miscellaneous receivables line item (mainly loans related to Prisma sale, affected by the depreciation of the FX rate and inflation), followed by a 149.1% increase in the other operating income line, the latter due to the recovery generated by the provision of the valuation of bonds used to make dividend payments during 2023, considering the volatility in these bonds’ price.

12

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	117,876	137,594	111,275	(14.3%)	5.9%
Personnel Benefits (1)	66,717	65,020	57,075	2.6%	16.9%
Administrative expenses (1)	51,159	72,574	54,200	(29.5%)	(5.6%)
Travel expenses	377	518	1,157	(27.2%)	(67.4%)
Outsourced administrative expenses	6,708	9,286	6,097	(27.8%)	10.0%
Security services	1,370	1,601	1,353	(14.4%)	1.3%
Fees to Bank Directors and Supervisory Committee	131	60	126	118.3%	4.0%
Other fees	1,380	2,129	2,031	(35.2%)	(32.1%)
Insurance	517	500	462	3.4%	11.9%
Rent	4,751	10,300	7,040	(53.9%)	(32.5%)
Stationery and supplies	106	125	59	(15.2%)	79.7%
Electricity and communications	2,251	2,050	1,926	9.8%	16.9%
Advertising	3,000	3,275	3,043	(8.4%)	(1.4%)
Taxes	14,489	13,552	12,056	6.9%	20.2%
Maintenance costs	5,613	5,411	5,383	3.7%	4.3%
Armored transportation services	5,329	5,143	5,033	3.6%	5.9%
Software	(1,017)	13,191	4,268	(107.7%)	(123.8%)
Document distribution	1,673	1,610	1,434	3.9%	16.7%
Commercial reports	945	1,024	1,016	(7.7%)	(7.0%)
Other administrative expenses	3,536	2,799	1,716	26.3%	106.1%

Headcount*
BBVA (Bank)	5,918	5,919	5,765	(1)	153
Subsidiaries (2)	91	92	93	(1)	(2)
Total employees*	6,009	6,011	5,858	(2)	151
In branches**	2,214	2,193	1,877	21	337
At Main office	3,795	3,818	4,011	(23)	(216)

Total branches***	243	243	243	-	-
Own	112	113	113	(1)	(1)
Rented	131	130	130	1	1
				-
Efficiency Ratio
Efficiency ratio	46.4%	82.4%	53.0%	(3,602)bps	(665)bps
Accumulated Efficiency Ratio	58.6%	63.8%	63.9%	(522)bps	(536)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

During 4Q23, personnel benefits and administrative expenses totaled $117.9 billion, decreasing 14.3% or $19.7 billion compared to 3Q23, and increasing 5.9% or $6.6 billion compared to 4Q22.

13

Personnel benefits increased 2.6% QoQ, and 16.9% YoY. The quarterly change is mainly explained by the inflation adjustment of vacation stock provisions and variable compensations. This adjustment is applied retroactively to the last twelve months.

As of 4Q23, administrative expenses fell 29.5% QoQ, and 5.6% YoY. This is explained by (i) outsourced administrative expenses, (ii) greater rent expenses, and (iii) an increase in software services. All of these were related to an increase in the amount of services contracted with the Parent company, offset by the update of the provision on these expenses in line with the FX rate depreciation estimates at quarter-end.

The quarterly efficiency ratio as of 4Q23 was 46.4%, improving compared to the 82.4% reported in 3Q23, and versus the 53.0% reported in 4Q22. The quarterly decrease is explained by a decrease in the numerator (expenses) and an increase in the denominator (income considering monetary position results), especially due to an increase in results from income from foreign exchange and gold gains, as well as income from write-down of assets at amortized cost and OCI.

The accumulated efficiency ratio as of 4Q23 was 58.6%, improving compared to the 63.8% reported in 3Q23, and the 63.9% reported in 4Q22. The improvement in this ratio is due to a lower increase in expenses versus net income, considering monetary position results. This positive variation in the ratio is due mainly to better income from write-down of assets at amortized cost and OCI, and income from foreign exchange and gold gains.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Other Operating Expenses	86,241	66,028	57,230	30.6%	50.7%
Turnover tax	60,423	56,111	37,533	7.7%	61.0%
Initial loss of loans below market rate	5,146	1,793	3,089	187.0%	66.6%
Contribution to the Deposit Guarantee Fund (SEDESA)	1,279	1,465	1,486	(12.7%)	(13.9%)
Interest on liabilities from financial lease	479	418	430	14.6%	11.4%
Other allowances	11,703	593	9,326	n.m	25.5%
Loss for sale or depreciation of investment property and other non financial assets	238	-	38	N/A	n.m
Other operating expenses	6,973	5,648	5,328	23.5%	30.9%

In 4Q23, other operating expenses totaled $86.2 billion, increasing 30.6% or $20.2 billion QoQ, and 50.7% or $29.0 billion YoY.

The key factor explaining the quarterly growth is the 1,874.5% increase in the other allowances line, related to the update in provisions for overdraft credit lines, taking into consideration an increase in credit card limits and commercial overdraft lines in foreign currency affected by the FX rate devaluation. An increase must also be noted in the turnover tax line item, especially due to an increased revenue from interests from loans and revenues from REPO and LEDIV.

14

Income from Associates

This line reflects the results from non-consolidated associate companies. During 4Q23, a profit of $57 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first twelve months of 2023 recorded a loss of $137.1 billion. As of 4Q23, income tax expense was $73.9 billion.

In 3Q23, there was a positive effect in the income tax line, considering the final judgments dictated by the Supreme Court of Justice concerning fiscal years 2014 and 2013, rejecting the extraordinary appeal and the claim presented by the tax authorities, and affirming the prior favorable final judgments.

The twelve month accumulated effective tax rate in 2023 was 45%5.

Accumulated income tax during the first twelve months of 2022 recorded a loss of only $12.2 billion. In regards the second quarter of 2022, income tax showed a positive result, affected by the implications of inflation adjustments in the determination of payable taxes and tax deferrals.

5 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

15

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
To the public sector	145	86	32	68.6%	353.1%
To the financial sector	16,432	8,328	13,904	97.3%	18.2%
Non-financial private sector and residents abroad	2,004,342	2,124,636	2,284,196	(5.7%)	(12.3%)
Non-financial private sector and residents abroad - AR$	1,802,048	1,981,295	2,147,693	(9.0%)	(16.1%)
Overdrafts	176,504	173,777	196,014	1.6%	(10.0%)
Discounted instruments	463,503	467,027	364,737	(0.8%)	27.1%
Mortgage loans	79,405	94,963	119,922	(16.4%)	(33.8%)
Pledge loans	44,335	58,933	76,942	(24.8%)	(42.4%)
Consumer loans	151,820	193,351	222,108	(21.5%)	(31.6%)
Credit cards	681,653	736,375	836,964	(7.4%)	(18.6%)
Receivables from financial leases	12,609	16,800	19,599	(24.9%)	(35.7%)
Other loans	192,219	240,069	311,407	(19.9%)	(38.3%)
Non-financial private sector and residents abroad - Foreign Currency	202,294	143,341	136,503	41.1%	48.2%
Overdrafts	12	14	8	(14.3%)	50.0%
Discounted instruments	2,794	3,045	1,752	(8.2%)	59.5%
Credit cards	21,005	24,372	17,961	(13.8%)	16.9%
Receivables from financial leases	111	114	294	(2.6%)	(62.2%)
Loans for the prefinancing and financing of exports	153,201	99,001	78,079	54.7%	96.2%
Other loans	25,171	16,795	38,409	49.9%	(34.5%)

% of total loans to Private sector in AR$	89.9%	93.3%	94.0%	(335)bps	(412)bps
% of total loans to Private sector in Foreign Currency	10.1%	6.7%	6.0%	335 bps	412 bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	53.5%	54.2%	56.7%	(70)bps	(323)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	1.3%	0.9%	2.2%	42 bps	(90)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.1%	0.1%	0.7%	(7)bps	(67)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.1%	0.1%	0.2%	(0)bps	(14)bps

Total loans and other financing	2,020,919	2,133,050	2,298,132	(5.3%)	(12.1%)
Allowances	(45,422)	(59,606)	(65,052)	23.8%	30.2%
Total net loans and other financing	1,975,497	2,073,444	2,233,080	(4.7%)	(11.5%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
FX rate*	808.48	350.01	177.13	131.0%	356.4%
Non-financial private sector and residents abroad - Foreign Currency (USD)	250	267	247	(6.2%)	1.5%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

Private sector loans as of 4Q23 totaled $2.0 trillion, decreasing 5.7% or $120.3 billion QoQ, and 12.3% or $279.9 billion YoY.

16

Loans to the private sector in pesos fell 9.0% in 4Q23, and 16.1% YoY. During the quarter, the decrease was especially driven by a general decline in loans, but specially a 7.4% decline in credit cards, followed by a 19.9% fall in other loans (mainly commercial loans PIV6) and a 21.5% fall in consumer loans. The decrease was partially offset by a 1.6% increase in overdrafts, driven by greater activity.

Loans to the private sector denominated in foreign currency increased 41.1% QoQ and 48.2% YoY. Quarterly increase is mainly explained by a 54.7% growth in financing and prefinancing of exports. Loans to the private sector in foreign currency measured in U.S. dollars decreased 6.1% QoQ and increased 1.5% YoY. The depreciation of the argentine peso versus the U.S. dollar was 56.7% QoQ and 78.1% YoY7.

In 4Q23, total loans and other financing totaled $2.0 trillion, declining 5.3% QoQ and 12.1% compared to 4Q22.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	978,218	1,107,994	1,273,897	(11.7%)	(23.2%)
Mortgage loans	79,405	94,963	119,922	(16.4%)	(33.8%)
Pledge loans	44,335	58,933	76,942	(24.8%)	(42.4%)
Consumer loans	151,820	193,351	222,108	(21.5%)	(31.6%)
Credit cards	702,658	760,747	854,925	(7.6%)	(17.8%)
Non-financial private sector and residents abroad - Commercial	1,026,124	1,016,642	1,010,299	0.9%	1.6%
Overdrafts	176,516	173,791	196,022	1.6%	(10.0%)
Discounted instruments	466,297	470,072	366,489	(0.8%)	27.2%
Receivables from financial leases	12,720	16,914	19,893	(24.8%)	(36.1%)
Loans for the prefinancing and financing of exports	153,201	99,001	78,079	54.7%	96.2%
Other loans	217,390	256,864	349,816	(15.4%)	(37.9%)

% of total loans to Retail sector	48.8%	52.1%	55.8%	(334)bps	(697)bps
% of total loans to Commercial sector	51.2%	47.9%	44.2%	334 bps	697 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) fell 11.7% QoQ and 23.2% YoY in real terms. During the quarter all product lines decline, mainly credit cards by 7.6% and consumer loans by 21.5%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 0.9% QoQ and 1.6% YoY, both in real terms. This is justified by quarterly increases in loans for the prefinancing and financing of exports by 54.7% offset by a 15.4% fall in other loans.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the fourth quarter of 2023, which reached 53.3%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 35.3%, 54.7% and 45.2% respectively during the quarter, only surpassing quarterly inflation levels in the case of commercial loans.

6 Préstamo a Interés Vencido

7 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

17

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	978,218	722,816	409,079	35.3%	139.1%
Non-financial private sector and residents abroad - Commercial	1,026,124	663,221	324,433	54.7%	216.3%
Total loans and other financing (1)	2,020,919	1,391,526	737,987	45.2%	173.8%
(1) Does not include allowances

As of 4Q23, the total loans and other financing over deposits ratio was 55.5%, above the 53.6% recorded in 3Q23 and lower than the 56.2% in 4Q22.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q23	3Q23	4Q22	QoQ	YoY
Private sector loans - Bank	9.12%	8.55%	8.15%	57 bps	97 bps
Private sector loans - Consolidated*	9.85%	9.35%	9.10%	50 bps	75 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	4Q23	3Q23	4Q22	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.01%	0.00%	0.00%	n.m.	n.m.
Financial Sector	0.81%	0.39%	0.61%	42 bps	21 bps
Agricultural and Livestock	4.91%	4.89%	4.59%	2 bps	32 bps
Mining products	7.34%	4.51%	3.52%	283 bps	382 bps
Other manufacturing	11.62%	11.36%	10.50%	25 bps	111 bps
Electricity, oil,water and sanitary services	0.54%	0.30%	0.14%	24 bps	39 bps
Wholesale and retail trade	8.18%	8.53%	6.97%	(36)bps	121 bps
Transport	1.66%	1.70%	1.61%	(5)bps	5 bps
Services	1.85%	1.61%	1.03%	24 bps	81 bps
Others	15.23%	15.75%	17.42%	(52)bps	(219)bps
Construction	0.64%	0.66%	0.71%	(1)bps	(6)bps
Consumer	47.22%	50.28%	52.89%	(306)bps	(567)bps
Total gross loans and other financing	100%	100%	100%

18

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Commercial non-performing portfolio (1)	2,861	2,911	3,955	(1.7%)	(27.7%)
Total commercial portfolio	905,083	853,186	804,265	6.1%	12.5%
Commercial non-performing portfolio / Total commercial portfolio	0.32%	0.34%	0.49%	(3)bps	(18)bps
Retail non-performing portfolio (1)	24,617	29,088	22,901	(15.4%)	7.5%
Total retail portfolio	1,231,363	1,401,190	1,569,348	(12.1%)	(21.5%)
Retail non-performing portfolio / Total retail portfolio	2.00%	2.08%	1.46%	(8)pbs	54 pbs
Total non-performing portfolio (1)	27,478	31,999	26,856	(14.1%)	2.3%
Total portfolio	2,136,446	2,254,376	2,373,613	(5.2%)	(10.0%)
Total non-performing portfolio / Total portfolio	1.29%	1.42%	1.13%	(13)bps	15 bps
Allowances	45,422	59,606	65,052	(23.8%)	(30.2%)
Allowances /Total non-performing portfolio	165.30%	186.27%	242.23%	(2,097)bps	(7,692)bps
Quarterly change in Write-offs	8,193	7,918	5,590	3.5%	46.6%
Write offs / Total portfolio	0.38%	0.35%	0.24%	3 bps	15 bps
Cost of Risk (CoR)	3.95%	2.14%	4.09%	181 bps	(13)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 4Q23, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.29%, in line with the good behavior of both retail and commercial portfolios. The lower decrease of the total loan portfolio versus that of the non-performing portfolio is explained by a growth in commercial loans, driven by a devaluation of the FX rate, without significantly affecting client’s credit behavior.

Coverage ratio (allowances / total non-performing portfolio) decreased from 186.27% in 3Q23 to 165.30% in 4Q23 due to a lower provision requirement from the retail portfolio.

Cost of risk (loan loss allowances / average total loans) reached 3.95% in 4Q23 compared to 2.14% in 3Q23. The increase is explained by the accounting re-expression of loan loss allowances in the foreign currency portfolios.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2022	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2022
Other financial assets	1,439	514	-	687	(1,221)	1,419
Loans and other financing	65,051	12,550	4,848	30,025	(67,052)	45,422
Other debt securities	100	104	-	-	(106)	98
Eventual commitments	8,390	4,438	241	170	(7,267)	5,972
Total allowances	74,980	17,606	5,089	30,882	(75,646)	52,911

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 4Q23 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

19

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Treasury and Government securities	975,996	757,787	616,474	28.8%	58.3%
Treasury and National Government	975,996	757,787	616,474	28.8%	58.3%
National Treasury Public Debt in AR$	749,507	634,929	604,677	18.0%	24.0%
National Treasury Public Debt in USD	2,017	37	0	n.m	n.m
National Treasury Public Debt in AR$ linked to US dollars	224,471	122,821	11,797	82.8%	n.m
Loans to theNon-financial Public Sector	145	86	4	68.6%	n.m
AR$ Subtotal	749,652	635,015	604,681	18.1%	24.0%
USD Subtotal**	226,488	122,857	11,797	84.4%	n.m
Total Public Debt Exposure	976,141	757,873	616,478	28.8%	58.3%
B.C.R.A. Exposure	1,332,679	1,674,693	1,675,999	(20.4%)	(20.5%)
Instruments	130,257	1,207,523	1,512,308	(89.2%)	(91.4%)
Leliqs	60,485	1,188,744	1,505,689	(94.9%)	(96.0%)
Notaliqs	-	-	-	N/A	N/A
Lediv***	69,772	18,778	6,619	271.6%	n.m
Loans to the B.C.R.A.	-	-	28	N/A	(100.0%)
Repo / Pases	1,202,422	467,170	163,691	157.4%	n.m

% Public sector exposure (Excl. B.C.R.A.) / Total assets	15.9%	12.7%	10.1%	320 pbs	583 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$
***Securities denominated in foreign currency

4Q23 total public sector exposure (excluding BCRA) totaled $976.1 billion, increasing 28.8% or $218.3 billion QoQ, and 58.3% or $359.7 billion YoY. The quarterly increase is explained by an increment in the position of National Treasury bonds linked to the US dollar and National Treasury debt in pesos.

Short-term liquidity is mostly allocated in REPO, which increased 157.4% QoQ in real terms. This is explained by the total cancellation and cease to issue LELIQ by the Central Bank. Total exposure to the BCRA decreased 20.4% in 4Q23.

Exposure to the public sector (excluding BCRA) represents 15.9% of total assets, above the 12.7% in 3Q23 and above the 10.1% in 4Q22.

20

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Total deposits	3,639,307	3,976,103	4,091,312	(8.5%)	(11.0%)
Non-financial Public Sector	34,034	31,975	30,144	6.4%	12.9%
Financial Sector	2,573	1,972	1,059	30.5%	143.0%
Non-financial private sector and residents abroad	3,602,700	3,942,156	4,060,109	(8.6%)	(11.3%)
Non-financial private sector and residents abroad - AR$	2,343,616	3,171,619	3,189,758	(26.1%)	(26.5%)
Checking accounts	913,013	1,170,549	789,091	(22.0%)	15.7%
Savings accounts	592,684	608,991	768,289	(2.7%)	(22.9%)
Time deposits	639,533	1,082,600	1,215,668	(40.9%)	(47.4%)
Investment accounts	182,127	289,600	392,200	(37.1%)	(53.6%)
Other	16,259	19,879	24,510	(18.2%)	(33.7%)
Non-financial private sector and res. abroad - Foreign Currency	1,259,084	770,537	870,351	63.4%	44.7%
Checking accounts	648	270	213	140.0%	204.2%
Savings accounts	1,127,472	680,165	785,742	65.8%	43.5%
Time deposits	120,390	82,457	75,960	46.0%	58.5%
Other	10,574	7,645	8,436	38.3%	25.3%

% of total portfolio in the private sector in AR$	65.1%	80.5%	78.6%	(1,540)bps	(1,351)bps
% of total portfolio in the private sector in Foregin Currency	34.9%	19.5%	21.4%	1,540 bps	1,351 bps

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	1.3%	1.4%	3.9%	(7)bps	(260)bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
FX rate*	808.5	350.0	177.1	131.0%	356.4%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,557	1,438	247	8.3%	531.7%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 4Q23, total deposits reached $3.6 trillion, decreasing 8.5% or $336.8 billion QoQ, and 11.0% or $452.0 billion YoY.

Private non-financial sector deposits in 4Q23 totaled $3.6 trillion, falling 8.6% QoQ, and 11.3% YoY.

Private non-financial sector deposits in pesos totaled $2.3 trillion, decreasing 26.1% compared to 3Q23, and 26.5% compared to 4Q22. The quarterly change is mainly affected by a 40.9% decline in time deposits, a 37.1% fall in investment accounts, and a 22.0% fall in checking accounts, the latter driven by the Bank’s strategy of reducing interest-bearing checking accounts.

Private non-financial sector deposits in foreign currency expressed in pesos increased 63.4% QoQ and 44.7% YoY. This is mainly explained by seasonal factors. Measured in U.S. dollars, these deposits grew 8.3% QoQ, and a 1.3% fall YoY.

21

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Non-financial private sector and residents abroad	3,602,700	3,942,156	4,060,109	(8.6%)	(11.3%)
Sight deposits	2,660,650	2,487,499	2,376,281	7.0%	12.0%
Checking accounts	913,661	1,170,819	789,304	(22.0%)	15.8%
Savings accounts	1,720,156	1,289,156	1,554,031	33.4%	10.7%
Other	26,833	27,524	32,946	(2.5%)	(18.6%)
Time deposits	942,050	1,454,657	1,683,828	(35.2%)	(44.1%)
Time deposits	759,923	1,165,057	1,291,628	(34.8%)	(41.2%)
Investment accounts	182,127	289,600	392,200	(37.1%)	(53.6%)

% of sight deposits over total private deposits	74.1%	63.4%	58.8%	1,070 bps	1,527 bps
% of time deposits over total private deposits	25.9%	36.6%	41.2%	(1,070)bps	(1,527)bps

As observed in previous quarters, deposits were impacted by the effect of inflation. In spite of this, in nominal terms, BBVA Argentina managed to increase the sight deposits and total deposits by 64.0% and 38.9% respectively, while time deposits fell 0.7%. The only line surpassing the level of quarterly inflation was sight deposits.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Sight deposits	2,660,650	1,622,755	763,082	64.0%	248.7%
Time deposits	942,050	948,966	540,718	(0.7%)	74.2%
Total deposits	3,602,700	2,593,867	1,313,820	38.9%	174.2%

As of 4Q23, the Bank’s transactional deposits (checking accounts and savings accounts) represented 72.4% of total non-financial private deposits, totaling $2.6 trillion, versus 61.9% in 3Q23.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q23	3Q23	4Q22	QoQ	YoY
Private sector Deposits - Consolidated*	6.79%	7.13%	6.64%	(34)pbs	15 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Other sources of funds	1,447,177	1,190,267	1,185,039	21.6%	22.1%
Central Bank	109	131	274	(16.8%)	(60.2%)
Banks and international organizations	2,672	2,981	1,743	(10.4%)	53.3%
Financing received from local financial institutions	25,409	32,884	59,869	(22.7%)	(57.6%)
Corporate bonds	12,817	-	595	N/A	n.m
Equity	1,406,170	1,154,271	1,122,558	21.8%	25.3%

In 4Q23, other sources of funds totaled $1.4 trillion, increasing 21.6% or $256.9 billion QoQ, and 22.1% or $262.1 billion YoY. During 4Q23, installments 5 and 6 of the dividend payment schedule were paid.

22

The variation in the quarter is mostly explained by the 21.8% increase in equity, due to higher results that accumulate in it, and by an increase in the corporate bonds line (mainly debt taken by the VWFS subsidiary). This was offset by a fall in financing received from local financial institutions taken by consolidated companies.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Total liquid assets	3,318,117	3,046,815	3,163,129	8.9%	4.9%
Cash and deposits in banks	1,142,950	733,239	922,672	55.9%	23.9%
Debt securities at fair value through P&L	223,932	163,668	79,471	36.8%	181.8%
Government securities	223,932	163,455	33,958	37.0%	n.m
Liquidity bills of B. C. R. A.	-	213	45,513	(100.0%)	(100.0%)
Net REPO transactions	1,202,422	467,169	163,690	157.4%	n.m
Other debt securities	748,813	1,682,739	1,997,296	(55.5%)	(62.5%)
Government securities	618,556	475,432	530,509	30.1%	16.6%
Liquidity bills of B. C. R. A.	60,485	1,188,529	1,460,169	(94.9%)	(95.9%)
Internal bills of B.C.R.A.	69,772	18,778	6,618	271.6%	n.m

Liquid assets / Total Deposits	91.2%	76.6%	77.3%	1,455 bps	1,386 bps

In 4Q23, liquid assets were $3.3 trillion, increasing 8.9% or $271.3 billion versus 3Q23, and 4.9% or $155.0 billion compared to 3Q22. This was mainly driven by an increase in REPO transactions (as explained previously due to total cancellation of LELIQs by the BCRA), and an increase in cash and deposits in banks, especially due to the devaluation of the U.S. dollar reserve requirements.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 91.2%. Liquidity ratio in local and foreign currency reached 82.6% and 106.9% respectively.

23

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Minimum capital requirement	336,644	314,784	311,898	6.9%	7.9%
Credit risk	222,092	225,026	219,155	(1.3%)	1.3%
Market risk	6,538	889	4,612	n.m	41.8%
Operational risk	90,508	88,869	88,131	1.8%	2.7%

Integrated Capital - RPC (1)*	1,281,001	1,045,149	995,353	22.6%	28.7%
Ordinary Capital Level 1 ( COn1)	1,376,618	1,139,155	1,127,943	20.8%	22.0%
Deductible items COn1	(95,617)	(94,006)	(148,475)	(1.7%)	35.6%
Additional Capital Level 2 (COn2)	-	-	15,885	N/A	N/A

Excess Capital
Integration excess	944,357	730,365	683,455	29.3%	38.2%
Excess as % of minimum capital requirement	280.5%	232.0%	219.1%	4,850 bps	6,139 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	3,908,370	3,852,874	3,818,928	1.4%	2.3%

Regulatory Capital Ratio (1)/(2)	32.8%	27.1%	26.1%	565 pbs	671 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	32.8%	27.1%	25.6%	565 pbs	713 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 4Q23. Capital ratio reached 32.8%, above 3Q23’s 27.1%. Tier 1 ratio was 32.8% and capital excess over regulatory requirement was $944.4 billion or 280.5%.

Growth in the ratio was mainly driven by an increase in capital mainly due to better OCI results in 4Q23.

It is worth mentioning that since August, the BCRA has issued a clarification where “financial institutions that apply IFRS 9 cannot use what is stated in item 8.2.3.3 on regulation “Minimum capitals for financial institutions (complementary equity calculation including risk loss provisions on portfolios classified as in “normal” situation)”. This is the reason why Additional Capital Level 2 (Con2) is 0, and the capital ratio and tier I ratio have the same value.

24

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
FBA Renta Pesos	1,234,722	1,311,965	1,270,069	(5.9%)	(2.8%)
FBA Renta Fija Plus	20,361	14,040	6,845	45.0%	197.5%
FBA Ahorro Pesos	15,907	13,738	6,835	15.8%	132.7%
FBA Horizonte	3,989	6,585	33,865	(39.4%)	(88.2%)
FBA Calificado	4,873	5,626	21,344	(13.4%)	(77.2%)
FBA Acciones Argentinas	4,313	4,162	3,242	3.6%	33.0%
FBA Acciones Latinoamericanas	1,995	2,960	2,195	(32.6%)	(9.1%)
FBA Bonos Argentina	1,207	1,642	4,528	(26.5%)	(73.3%)
FBA Bonos Globales	558	782	741	(28.6%)	(24.7%)
FBA Renta Mixta	485	682	1,202	(28.9%)	(59.7%)
FBA Gestión I	65	87	134	(25.3%)	(51.5%)
FBA Horizonte Plus	16	40	87	(60.0%)	(81.6%)
FBA Retorno Total I	13	21	59	(38.1%)	(78.0%)
FBA Renta Publica I	11	15	37	(26.7%)	(70.3%)
FBA Renta Fija Local	4	5	9	(20.0%)	(55.6%)
Total assets	1,288,519	1,362,350	1,351,192	(5.4%)	(4.6%)

AMASAU Net Income	296	1,772	2,969	(83.3%)	(90.0%)

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	4Q23	3Q23	4Q22	QoQ	YoY
Mutual funds	4.78%	5.58%	6.23%	(80)bps	(65)bps

Source: Cámara Argentina de Fondos Comunes de Inversión

25

Other Events

Main Relevant Events

•	As of November 30, 2023, the Bank was notified of a class action brought by the Argentine Consumer Defense Association ("ADUC"). The Association challenges the collection of the stop-payment fee on checks issued by consumers, and requests not to pay, and refund the money received as fee for the stop-payment to each of the affected clients plus interest and punitive damage. For further information click here.
•	As of December 22, 2023, the Bank informed the death of Mr. Gabriel Milstein, member of the Board of Directors. For further information click here.
•	As of January 12, 2024, that the Board of Directors decided at its meeting to appoint Mr. Gabriel Alberto Chaufán who was acting as Alternate Director, as Regular Director in replacement of Mr. Gabriel Eugenio Milstein who passed away on December 21, 2023, until the next Annual General Meeting of Shareholders be held, in accordance with Section 10 of the Bylaws. For further information click here.
•	As of March 1, 2024, the Board of Directors resolved to renew the possible realization of investment operations to its related part Banco Bilbao Vizcaya Argentaria S.A. The Audit Committee is in favor of such operation, considered generic and comprehensive for all transactions carried out during 2024, which concluded that there were no objections to be raised in this respect and that they could be deemed reasonably adequate to usual and normal market conditions. For further information click here.

SMEs Productive investment financing credit lines – December 2023

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023 and 2023/2024 Quotas, pursuant to the following conditions:

Account	2021/2022 Quota	2022 Quota	2022/2023 Quota	2023 Quota	2023/2024 Quota
Applicable law	“B” 12238	“B” 12326	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	"B" 12667 - “A” 7848
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculations of applications	1.10.2021 - 31.03.2022	1.04.2022 - 30.09.2022	1.10.2022 - 31.03.2023	1.04.2023 - 30.09.2023	1.10.2023 - 31.03.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.		Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.	Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of December 31, 2023, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

26

Quota	Minimum amount to be allocated (1)	Simple Average of Daily balances (1)	Disbursed amount (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	135,740,381	(*)	(*)

(*)As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) Numbers are expressed in nominal terms.

Main Regulatory Changes

Time deposit rate. LELIQ. Credit card rate. (Communication “A” 7862, 10/12/2023). The BCRA increased the 28-day LELIQ monetary policy rate to 133% APR (prev. 118%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $30 million. For the productive investment credit lines for SMEs, rates will be 112% APR (prev. 97%) and 124% APR (prev. 109%) for working capital. Additionally, it increased the credit card financing rate for individuals as of November 2023 to 122% (107% in September).

Changes in monetary policy rate. (Press Release, 12/18/2023). As of 12/19/2023, the monetary policy rate will be the one-day REPO rate, which has been set to 100% APR (prev. 126% APR) as of 12/13/2023. In aims to rationalize its liquidity management, the Board decided to stop issuing LELIQ, turning REPOs into the main instrument of excess monetary base contraction.

Financing to the non-financial public sector. (Communication “A” 7921, 12/18/2023). The BCRA stated that those securities available for sale to the BCRA through put options will not count in the credit limits to the public sector.

Time deposit minimum rate. (Communication “A” 7922, 12/18/2023). The BCRA kept the minimum interest rate on time deposits at 110% APR. Additionally, the Board considered that it would be necessary that the banking system could continue to offer time deposits linked to inflation (UVA). To give predictability to the availability of funds, it decided to put off the minimum rate of pre-cancelling of these deposits.

“Cuota Simple” Program. (Res 7/2024, 01/22/2024). As of February 1, 2024, and until May 31, 2024, the Cuota Simple Program will replace the “Ahora 12” programs, keeping the possibility of financing purchases in 3 and 6 fixed instalments at 93.5% APR.

Minimum reserve requirements. Cuota Simple. (Communication “A” 7951, 01/25/2024). Financing in pesos for the Cuota Simple program is added as a discount for the minimum reserve requirement in pesos.

27

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

28

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

29

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Assets
Cash and deposits in banks	1,142,950	733,239	922,672	55.9%	23.9%
Cash	727,271	386,681	365,765	88.1%	98.8%
Financial institutions and correspondents	415,679	346,286	556,626	20.0%	(25.3%)
BCRA	359,854	318,334	502,637	13.0%	(28.4%)
Other local and foreign financial institutions	55,825	27,952	53,989	99.7%	3.4%
Other	-	272	281	(100.0%)	(100.0%)
Debt securities at fair value through profit or loss	226,083	164,706	79,471	37.3%	184.5%
Derivatives	10,002	19,778	7,063	(49.4%)	41.6%
Repo transactions	1,202,422	467,169	163,690	157.4%	n.m
Other financial assets	91,114	133,405	101,964	(31.7%)	(10.6%)
Loans and other financing	1,975,497	2,073,444	2,233,080	(4.7%)	(11.5%)
Non-financial public sector	145	86	4	68.6%	n.m
B.C.R.A	-	-	28	N/A	(100.0%)
Other financial institutions	15,451	6,944	13,178	122.5%	17.2%
Non-financial private sector and residents abroad	1,959,901	2,066,414	2,219,870	(5.2%)	(11.7%)
Other debt securities	757,772	1,691,780	2,008,889	(55.2%)	(62.3%)
Financial assets pledged as collateral	261,635	222,022	143,854	17.8%	81.9%
Current income tax assets	160	187	121	(14.4%)	32.2%
Investments in equity instruments	5,211	4,559	2,922	14.3%	78.3%
Investments in subsidiaries and associates	12,366	11,458	10,798	7.9%	14.5%
Property and equipment	298,218	294,900	299,275	1.1%	(0.4%)
Intangible assets	33,137	31,644	29,950	4.7%	10.6%
Deferred income tax assets	2,846	3,482	4,734	(18.3%)	(39.9%)
Other non-financial assets	104,245	98,043	90,748	6.3%	14.9%
Non-current assets held for sale	852	826	701	3.1%	21.5%
Total Assets	6,124,510	5,950,642	6,099,932	2.9%	0.4%
Liabilities
Deposits	3,639,307	3,976,103	4,091,312	(8.5%)	(11.0%)
Non-financial public sector	34,034	31,975	30,144	6.4%	12.9%
Financial sector	2,573	1,972	1,059	30.5%	143.0%
Non-financial private sector and residents abroad	3,602,700	3,942,156	4,060,109	(8.6%)	(11.3%)
Liabilities at fair value through profit or loss	10,330	133	-	n.m	N/A
Derivatives	2,145	3,563	1,041	(39.8%)	106.1%
Other financial liabilities	448,258	322,448	368,805	39.0%	21.5%
Financing received from the B.C.R.A. and other financial institutions	28,190	35,996	61,886	(21.7%)	(54.4%)
Corporate bonds issued	12,817	-	595	N/A	n.m
Current income tax liabilities	192,167	32,982	22,571	482.6%	n.m
Provisions	20,724	16,397	26,997	26.4%	(23.2%)
Deferred income tax liabilities	23,416	42,238	20,838	(44.6%)	12.4%
Other non-financial liabilities	323,018	348,734	366,503	(7.4%)	(11.9%)
Total Liabilities	4,700,372	4,778,594	4,960,548	(1.6%)	(5.2%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	410,521	410,521	410,521	-	-
Reserves	650,153	650,153	544,843	-	19.3%
Retained earnings	-	-	34	N/A	(100.0%)
Other accumulated comprehensive income	173,596	(29,089)	(23,351)	n.m	n.m
Income for the period	164,542	115,328	183,153	42.7%	(10.2%)
Equity attributable to owners of the Parent	1,406,170	1,154,271	1,122,558	21.8%	25.3%
Equity attributable to non-controlling interests	17,968	17,777	16,826	1.1%	6.8%
Total Equity	1,424,138	1,172,048	1,139,384	21.5%	25.0%
Total Liabilities and Equity	6,124,510	5,950,642	6,099,932	2.9%	0.4%

30

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q23	3Q23	2Q23	1Q23	4Q22
Assets
Cash and deposits in banks	1,142,950	733,239	877,511	957,045	922,672
Cash	727,271	386,681	291,587	307,122	365,765
Financial institutions and correspondents	415,679	346,286	484,166	649,544	556,626
B.C.R.A	359,854	318,334	465,573	625,480	502,637
Other local and foreign financial institutions	55,825	27,952	18,593	24,064	53,989
Other	-	272	101,758	379	281
Debt securities at fair value through profit or loss	226,083	164,706	165,799	72,437	79,471
Derivatives	10,002	19,778	6,737	2,880	7,063
Repo transactions	1,202,422	467,169	363,176	361,186	163,690
Other financial assets	91,114	133,405	187,399	99,403	101,964
Loans and other financing	1,975,497	2,073,444	2,174,309	2,184,296	2,233,080
Non-financial public sector	145	86	8	7	4
B.C.R.A	-	-	-	-	28
Other financial institutions	15,451	6,944	14,634	13,508	13,178
Non-financial private sector and residents abroad	1,959,901	2,066,414	2,159,667	2,170,781	2,219,870
Other debt securities	757,772	1,691,780	2,100,862	1,785,925	2,008,889
Financial assets pledged as collateral	261,635	222,022	164,350	135,899	143,854
Current income tax assets	160	187	166	196	121
Investments in equity instruments	5,211	4,559	4,802	3,107	2,922
Investments in subsidiaries and associates	12,366	11,458	11,432	11,735	10,798
Property and equipment	298,218	294,900	295,003	297,142	299,275
Intangible assets	33,137	31,644	30,463	29,788	29,950
Deferred income tax assets	2,846	3,482	3,877	3,935	4,734
Other non-financial assets	104,245	98,043	88,744	90,936	90,748
Non-current assets held for sale	852	826	826	826	701
Total Assets	6,124,510	5,950,642	6,475,456	6,036,736	6,099,932
Liabilities
Deposits	3,639,307	3,976,103	4,153,402	4,021,018	4,091,312
Non-financial public sector	34,034	31,975	22,744	30,796	30,144
Financial sector	2,573	1,972	3,909	2,633	1,059
Non-financial private sector and residents abroad	3,602,700	3,942,156	4,126,749	3,987,589	4,060,109
Liabilities at fair value through profit or loss	10,330	133	-	-	-
Derivatives	2,145	3,563	975	1,332	1,041
Other financial liabilities	448,258	322,448	575,694	339,490	368,805
Financing received from the B.C.R.A. and other financial institutions	28,190	35,996	57,270	47,213	61,886
Corporate bonds issued	12,817	-	-	-	595
Current income tax liabilities	192,167	32,982	56,711	40,861	22,571
Provisions	20,724	16,397	24,230	25,336	26,997
Deferred income tax liabilities	23,416	42,238	29,647	14,507	20,838
Other non-financial liabilities	323,018	348,734	405,698	370,821	366,503
Total Liabilities	4,700,372	4,778,594	5,303,627	4,860,578	4,960,548
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	410,521	410,521	410,521	410,521	410,521
Reserves	650,153	650,153	650,153	544,843	544,843
Retained earnings	-	-	-	183,187	34
Other accumulated comprehensive income	173,596	(29,089)	(14,198)	(24,999)	(23,351)
Income for the period	164,542	115,328	100,565	38,446	183,153
Equity attributable to owners of the Parent	1,406,170	1,154,271	1,154,399	1,159,356	1,122,558
Equity attributable to non-controlling interests	17,968	17,777	17,430	16,802	16,826
Total Equity	1,424,138	1,172,048	1,171,829	1,176,158	1,139,384
Total Liabilities and Equity	6,124,510	5,950,642	6,475,456	6,036,736	6,099,932

31

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Assets
Cash and deposits in banks	1,076,720	674,248	773,572	59.7%	39.2%
Debt securities at fair value through profit or loss	225,200	121,898	10,961	84.7%	n.m
Other financial assets	38,278	25,372	26,342	50.9%	45.3%
Loans and other financing	196,958	126,504	119,997	55.7%	64.1%
Other financial institutions	4	3	3	33.3%	33.3%
Non-financial private sector and residents abroad	196,952	126,500	119,994	55.7%	64.1%
Other debt securities	74,070	25,693	17,021	188.3%	335.2%
Financial assets pledged as collateral	42,418	13,702	33,542	209.6%	26.5%
Investments in equity instruments	432	248	187	74.2%	131.0%
Total foreign currency assets	1,654,076	987,665	981,622	67.5%	68.5%
Liabilities
Deposits	1,281,848	795,534	890,639	61.1%	43.9%
Non-Financial Public Sector	22,134	24,563	20,020	(9.9%)	10.6%
Financial Sector	632	435	268	45.3%	135.8%
Non-financial private sector and residents abroad	1,259,082	770,536	870,351	63.4%	44.7%
Other financial liabilities	79,930	44,826	68,185	78.3%	17.2%
Financing received from the B.C.R.A. and other financial institutions	3,119	3,900	3,457	(20.0%)	(9.8%)
Other non financial liabilities	61,892	34,288	36,705	80.5%	68.6%
Total foreign currency liabilities	1,426,789	878,548	998,986	62.4%	42.8%
	0	0	0
Foreign Currency Net Position - AR$	227,287	109,117	(17,364)	108.3%	n.m

Foreign Currency Net Position - USD	281	312	(98)	(9.8%)	386.8%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

32

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q23	3Q23	4Q22	QoQ	YoY
Interest income	879,638	899,637	628,160	(2.2%)	40.0%
Interest expense	(383,921)	(485,396)	(297,845)	20.9%	(28.9%)
Net interest income	495,717	414,241	330,315	19.7%	50.1%
Fee income	70,749	59,564	61,584	18.8%	14.9%
Fee expenses	(35,152)	(33,566)	(29,925)	(4.7%)	(17.5%)
Net fee income	35,597	25,998	31,659	36.9%	12.4%
Net income from financial instruments at fair value through P&L	(69,688)	12,527	15,564	n.m	n.m
Net loss from write-down of assets at amortized cost and fair value through OCI	29,523	6,236	(1,817)	373.4%	n.m
Foreign exchange and gold gains	197,454	3,280	1,147	n.m	n.m
Other operating income	21,698	16,331	17,051	32.9%	27.3%
Loan loss allowances	(20,696)	(11,831)	(22,882)	(74.9%)	9.6%
Net operating income	689,605	466,782	371,037	47.7%	85.9%
Personnel benefits	(66,717)	(65,020)	(57,075)	(2.6%)	(16.9%)
Administrative expenses	(51,159)	(72,574)	(54,200)	29.5%	5.6%
Depreciation and amortization	(7,545)	(6,700)	(10,432)	(12.6%)	27.7%
Other operating expenses	(86,241)	(66,028)	(57,230)	(30.6%)	(50.7%)
Operating expenses	(211,662)	(210,322)	(178,937)	(0.6%)	(18.3%)
Operating income	477,943	256,460	192,100	86.4%	148.8%
Income from associates and joint ventures	57	27	371	111.1%	(84.6%)
Income from net monetary position	(355,500)	(233,109)	(113,786)	(52.5%)	(212.4%)
Income before income tax	122,500	23,378	78,685	424.0%	55.7%
Income tax	(73,883)	(8,225)	(25,436)	n.m	(190.5%)
Income for the period	48,617	15,153	53,249	220.8%	(8.7%)
Owners of the parent	49,214	14,763	53,989	233.4%	(8.8%)
Non-controlling interests	(597)	390	(740)	(253.1%)	19.3%

Other comprehensive Income (1)	203,403	(14,934)	(16,821)	n.m	n.m
Total comprehensive income	252,020	219	36,428	n.m	n.m
(1) Net of Income Tax.

33

Income Statement – 5 quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q23	3Q23	2Q23	1Q23	4Q22
Interest income	879,638	899,637	767,191	637,481	628,160
Interest expense	(383,921)	(485,396)	(383,815)	(301,883)	(297,845)
Net interest income	495,717	414,241	383,376	335,598	330,315
Fee income	70,749	59,564	68,261	56,223	61,584
Fee expenses	(35,152)	(33,566)	(19,877)	(27,247)	(29,925)
Net fee income	35,597	25,998	48,384	28,976	31,659
Net income from financial instruments at fair value through P&L	(69,688)	12,527	15,323	17,850	15,564
Net loss from write-down of assets at amortized cost and fair value through OCI	29,523	6,236	4,734	98	(1,817)
Foreign exchange and gold gains	197,454	3,280	6,678	2,698	1,147
Other operating income	21,698	16,331	15,170	14,049	17,051
Loan loss allowances	(20,696)	(11,831)	(22,936)	(20,920)	(22,882)
Net operating income	689,605	466,782	450,729	378,349	371,037
Personnel benefits	(66,717)	(65,020)	(59,951)	(56,413)	(57,075)
Administrative expenses	(51,159)	(72,574)	(64,389)	(61,343)	(54,200)
Depreciation and amortization	(7,545)	(6,700)	(7,217)	(7,215)	(10,432)
Other operating expenses	(86,241)	(66,028)	(60,127)	(51,908)	(57,230)
Operating expenses	(211,662)	(210,322)	(191,684)	(176,879)	(178,937)
Operating income	477,943	256,460	259,045	201,470	192,100
Income from associates and joint ventures	57	27	1,227	(154)	371
Income from net monetary position	(355,500)	(233,109)	(160,148)	(145,291)	(113,786)
Income before income tax	122,500	23,378	100,124	56,025	78,685
Income tax	(73,883)	(8,225)	(37,376)	(17,604)	(25,436)
Income for the period	48,617	15,153	62,748	38,421	53,249
Owners of the parent	49,214	14,763	62,120	38,445	53,989
Non-controlling interests	(597)	390	628	(24)	(740)

Other comprehensive Income (OCI)(1)	203,403	(14,934)	10,801	(1,648)	(16,821)
Total comprehensive income	252,020	219	73,549	36,773	36,428

34

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q23	3Q23	4Q22	QoQ	YoY
Profitability
Efficiency Ratio	46.4%	82.4%	53.0%	(3,602)bps	(665)bps
ROA	3.2%	0.9%	3.6%	229 bps	(35)bps
ROE	15.3%	5.1%	19.4%	1,018 bps	(415)bps
Liquidity
Liquid assets / Total Deposits	91.2%	76.6%	77.3%	1,455 bps	1,386 bps
Capital
Regulatory Capital Ratio	32.78%	27.13%	26.06%	565 bps	671 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	32.78%	27.13%	25.65%	565 bps	713 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.29%	1.42%	1.13%	(13)bps	15 bps
Allowances /Total non-performing portfolio	165.30%	186.27%	242.23%	(2,097)bps	(7,692)bps
Cost of Risk	3.95%	2.14%	4.09%	181 bps	(13)bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q23	3Q23	4Q22	QoQ	YoY
Profitability
Efficiency Ratio	58.6%	63.8%	63.9%	(522)bps	(536)bps
ROA	2.7%	2.6%	3.0%	13 bps	(27)bps
ROE	13.0%	13.5%	17.5%	(53)bps	(452)bps
Liquidity
Liquid assets / Total Deposits	91.2%	76.6%	77.3%	1,455 bps	1,386 bps
Capital
Regulatory Capital Ratio	32.8%	27.1%	26.1%	565 bps	671 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	32.8%	27.1%	25.6%	565 bps	713 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.29%	1.42%	1.13%	(13)bps	15 bps
Allowances /Total non-performing portfolio	165.30%	186.27%	242.23%	(2,097)bps	(7,692)bps
Cost of Risk	3.68%	3.40%	2.73%	28 bps	95 bps

35

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	March 5, 2024	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer